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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 7 2004
526

SEC FILE NUMBER
8-51939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AlterNet Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone (212) 444-6269
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to AlterNet Securities, Inc. for the year ended December 31, 2003 are true and correct. I further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Angelo Bulone
Signature

Senior Vice President and Controller
Title

TERESA PANG
Notary Public, State of New York
No. 01PA5035228
Qualified in Queens County
Commission Expires Oct. 31, 2006

Teresa Pang
Notary Public

KPMG

ALTERNET SECURITIES, INC.

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition
December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT

Board of Directors
AlterNet Securities, Inc.:

We have audited the accompanying statement of financial condition of AlterNet Securities, Inc. as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AlterNet Securities, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 20, 2004

ALTERNET SECURITIES, INC.

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	4,910,764
Receivable from clearing broker		230,824
Securities owned, at fair value		57,900
Total assets	$	5,199,488

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	29,500
Software royalties payable		143,088
Due to affiliates		1,156,222
Income taxes payable		69,334
Total liabilities		1,398,144
Commitments and contingencies		
Stockholder's equity:		
Common stock, par value $0.01; shares authorized, Issued and outstanding: 1,000		10
Additional paid-in capital		3,000,000
Retained earnings		801,334
Total stockholder's equity		3,801,344
Total liabilities and stockholder's equity	$	5,199,488

See accompanying notes to Statement of Financial Condition.

ALTERNET SECURITIES, INC.

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2003

(1) Organization and Basis of Presentation

AlterNet Securities, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a Delaware Corporation that is a wholly owned subsidiary of Investment Technology Group, Inc. ("Parent"). The Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is engaged in a single line of business as a securities broker providing other broker-dealers an opportunity to facilitate securities transactions using POSIT® (a registered service mark of the POSIT Joint Venture), an electronic stock crossing system, which provides liquidity, confidentiality and low transaction costs. The Company's commission revenues are dependent principally on the broker-dealer activities of its affiliate, ITG Inc.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company. Included in cash and cash equivalents are money market instruments and cash amounting to $4,900,764 and $10,000, respectively.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents and receivable from clearing broker are carried at fair value or contracted amounts, which approximate fair value due to the short period to maturity. Marketable securities are valued at market value using market quotes from third parties, and securities not readily marketable are valued at fair value as determined by management. Liabilities are carried at amounts approximating fair value.

Securities Transactions

Receivable from clearing broker consists principally of commissions receivable from securities transactions. Transactions in securities are recorded on a trade-date basis.

Securities owned consists of corporate stock valued at market and not readily marketable securities, representing warrants valued at fair value as determined by management.

Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

(3) Income Taxes

For the year ended December 31, 2003, the Company's operations were included in the consolidated federal income tax return of the Parent. The Company accounts for income taxes as if it were a separate entity. Income taxes payable reflected on the Statement of Financial Condition is payable to ITG Inc.

(4) Related Party Transactions

Pursuant to a service agreement with ITG Inc., certain securities trading services, administrative services, and the use of certain office space in connection with the Company's operations are provided.

The Company has entered into an Intangible Property License Agreement with an affiliate, ITG Software Inc. ("ITG Software"). During December 2003, the operations of ITG Software were combined with those of another affiliate, ITG Software Solutions, Inc. ("ITGSSI"). As a result of this, the Company's obligation under this agreement also transferred to ITGSSI.

In the normal course of business, the Parent and/or ITG Inc. may receive and disburse cash on behalf of the Company. This net activity is reflected in due to affiliates in the accompanying Statement of Financial Condition.

All employees of the Company are covered by the benefit plans of the Parent or ITG Inc.

(5) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counter party or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counter party and customer.

(6) Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-⅔% of aggregate indebtedness, as defined.

At December 31, 2003, the Company had net capital of $3,589,559, which was $3,489,559 in excess of required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.39 to 1.